Exhibit 99.2

Management’s discussion and analysis

Management’s discussion and analysis of the financial position and results of operations for the fiscal year ended August 31, 2006 is prepared at October 31, 2006. This should be read in conjunction with the Company’s August 31, 2006 annual report and audited consolidated financial statements and notes therein.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to note 21 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

Cautionary statement regarding forward-looking statements
To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements are related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview
Corus Entertainment Inc. (“Corus” or the “Company”) commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement, Corus was separated from Shaw Communications Inc. (“Shaw”) as an independently operated, publicly traded company and assumed ownership of Shaw’s radio broadcasting, specialty television, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw.

Corus manages its business in three operating segments: Radio, Television and Content. Generally, Corus’ financial results depend on a number of factors, including the strength of the Canadian national economy and the local economies of Corus’ served markets, local and national market competition from other broadcasting stations and other advertising media, government regulation, market competition from other distributors of children’s animated programming and Corus’ ability to continue to provide popular programming.

(a) Radio
The Radio segment comprises 51 radio stations situated primarily in nine of the ten largest Canadian markets by population, and in the densely populated area of Southern Ontario. Revenues are derived from advertising aired over these stations. Corus is Canada’s leading radio operator in terms of audience reach and tune-in.

(b) Television
For fiscal 2006, the Television segment is composed of the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), 50.5% interest in Telelatino, 40% interest in TELETOON and 20% interest in Food Network; Corus’ premium television services Movie Central and Encore Avenue; interests in three digital television channels, SCREAM, Discovery Kids Canada and The Documentary Channel; Corus Custom Networks, a cable advertising service; three local television stations; and Max Trax, a residential digital music service. Revenues for specialty television networks and digital television channels are generated from affiliate subscriber fees and advertising. Revenues for premium television and digital music services are generated from affiliate subscriber fees. Revenues for the conventional television stations and cable advertising services are derived from advertising. For fiscal 2007, Television’s interest in TELETOON has increased to 50%, and the Content production studio has been absorbed.

(c) Content
For fiscal 2006, the Content segment consists of the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of television programs, merchandise licensing and publishing. For fiscal 2007, the production studio has been integrated into the Television segment.

Annual selected financial information
The following table presents summary financial information for Corus for each of the listed years ended August 31:
	% Increase (decrease)
(millions of Canadian dollars except				2006	2005
percentages and per share amounts)	2006	2005	2004	over 2005	over 2004
REVENUES	726.3	683.1	666.8	6.3	2.4
SEGMENT PROFIT [1]	214.1	195.3	90.4	9.6	116.1
NET INCOME (LOSS)	35.5	71.1	(23.1)

EARNINGS (LOSS) PER SHARE
Basic	$0.84	$1.66	$(0.54)
Diluted	$0.82	$1.65	$(0.54)

Total assets	1,842.2	1,928.4	1,871.9
Total long-term financial liabilities	650.5	660.4	690.9

CASH DIVIDENDS DECLARED PER SHARE
Class A Voting	0.4525	0.065	0.04
Class B Non-Voting	0.4650	0.075	0.05

1As defined in “Key performance indicators - Segment profit and segment profit margin.”

Highlights for fiscal 2006
Operations

> Revenue increased by 6% to $726 million in fiscal 2006.

> Segment profit increased by 10% to $214 million in fiscal 2006.

> Segment profit margins were 30% in 2006 compared to 29% in 2005.

> Television delivers double-digit segment profit growth.

> Radio experiences above average growth in Western Canada.

> Content continues to deliver positive cash flow.

Financial

> Free cash flow of $94 million, up 16% from 2005.

> Successful refinancing of long-term debt and Normal Course Issuer Bid.

> Corus increases quarterly dividend for holders of its Class A and Class B shares to $0.2125 and $0.215, respectively.

Regulatory

> The Canadian Radio-television and Telecommunications Commission (“CRTC”) renewed several licenses, including: YTV Canada Inc.; Corus specialty and pay services; and a variety of radio station licenses.

Highlights for fiscal 2005
Operations

> Revenue from operations increased by 2% to $683 million in 2005.

> Segment profit increased by 116% to $195 million in 2005.

> Segment profit margins were 29% in 2005 compared to 14% in 2004.

> Television delivers double-digit segment profit growth.

> Corus Radio outperforms market growth in 2005.

> Corus Radio enters one of the top ten markets in Canada in Québec City.

> Content continues to deliver positive cash flow.

Financial

> Free cash flow of over $80 million, up 54% from 2004.

> Adjusted net debt reduced to $466 million from $546 million at August 31, 2004.

> Adjusted net debt to adjusted segment profit reduced to 2.4 from 3.1 at August 31, 2004.

> Corus increases semi-annual dividend for holders of its Class A and Class B shares to $0.045 and $0.05, respectively.

Regulatory

> Corus secured CRTC approval to swap five radio stations located in Québec with Astral Media Inc. (“Astral”) for eight radio stations also located in that province.

Results of operations
The following tables present summary financial information for Corus’ operating business segments and a reconciliation of net income (loss) to segment profit for each of the listed years ended August 31:

							% Increase (decrease)
(millions of Canadian dollars except							2006	2005
percentages and per share amounts)	2006%[1]		2005%[1]		2004%[1]		over 2005	over 2004
REVENUES
Radio	268.4	36.9	252.7	37.0	227.9	34.2	6.2	10.9
Television	393.3	54.2	354.2	51.9	332.3	49.8	11.0	6.6
Content	72.1	9.9	82.3	12.0	112.6	16.9	(12.4)	(26.9)
Eliminations	(7.5)	(1.0)	(6.1)	(0.9)	(6.0)	(0.9)
	726.3	100.0	683.1	100.0	666.8	100.0	6.3	2.4
DIRECT COST OF SALES, GENERAL AND ADMINISTRATIVE EXPENSES
Radio	200.0	74.5	183.7	72.7	167.9	73.7	8.9	9.4
Television	229.1	58.3	213.4	60.2	207.2	62.4	7.4	3.0
Content	66.5	92.2	78.7	95.6	196.3	174.3	(15.5)	(59.9)
Corporate	24.0	3.3	18.6	2.7	11.0	1.6	29.0	69.1
Eliminations	(7.4)	(1.0)	(6.6)	(1.0)	(6.0)	(0.9)
	512.2	70.5	487.8	71.4	576.4	86.4	5.0	(15.4)
SEGMENT PROFIT (LOSS) [2]
Radio	68.4	25.5	69.0	27.3	60.0	26.3	(0.9)	15.0
Television	164.2	41.7	140.8	39.8	125.1	37.6	16.6	12.5
Content	5.6	7.8	3.6	4.4	(83.7)	(74.3)	55.6	(104.3)
Corporate	(24.0)	(3.3)	(18.6)	(2.7)	(11.0)	(1.6)	29.0	69.1
Eliminations	(0.1)	-	0.5	0.1	-	-
	214.1	29.5	195.3	28.6	90.4	13.6	9.6	116.0
Depreciation	21.3	2.9	23.7	3.5	25.7	3.9	(10.1)	(7.8)
Amortization	2.9	0.4	4.6	0.7	7.3	1.1	(37.0)	(37.0)
Interest on long-term debt	43.1	5.9	55.6	8.1	55.3	8.3	(22.5)	0.5
Debt refinancing loss	132.0		-		-
Other expense (income), net	11.6		(5.5)		(5.0)
Income before income taxes and non-controlling interest	3.2		116.9		7.1
Income tax expense (recovery)	(36.0)		42.8		26.9
Non-controlling interest	3.7		3.0		3.3
NET INCOME (LOSS) FOR THE YEAR	35.5		71.1		(23.1)

1Direct cost of sales, general and administrative expenses and segment profit for each business segment are expressed as a percentage of revenues for the segment. Other items are expressed as a percentage of total revenues.

2As defined in “Key performance indicators - Segment profit and segment profit margin.”

Fiscal 2006 compared to fiscal 2005
Revenues for fiscal 2006 were $726.3 million, up 6% from $683.1 million last year. Radio and Television experienced increases of 6% and 11%, respectively, while Content was down 12% compared to the prior year.

Direct cost of sales, general and administrative expenses were $512.2 million, up 5% from $487.8 million in the prior year. Expense increases in Television were a result of higher revenues, while increases in Radio were a result of the integration of the new stations in Québec. Expenses at Content decreased as a result of lower revenues, while Corporate expenses increased as a result of stock-based compensation and costs incurred in the process of continually improving its infrastructure and controls.

Segment profit for fiscal 2006 was $214.1 million, up 10% from $195.3 million last year. The Radio segment profit of $68.4 million was down 1% from the prior year, reflecting disappointing results in Québec. The Television division’s segment profit of $164.2 million represented a segment profit growth of 17%. The Content division generated segment profit of $5.6 million, an increase of 56% over the prior year. Segment profit as a percentage of revenues for the year ended August 31, 2006, was 30% compared to 29% in fiscal 2005.

Radio
Radio revenues for the year were $268.4 million, up 6% from the prior year. Local and national airtime sales each increased by 5% while interactive and other revenues also increased. According to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the year ended August 31, 2006, Corus stations generated advertising growth of 5.5%, compared to total market growth of 6.5%. Above average growth was experienced in the western markets of Vancouver, Calgary and Winnipeg. Although fiscal 2006 was a challenging year in major markets like Toronto and Montréal, where Corus’ growth did not keep pace with the market average growth, Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong advertising market.

Direct cost of sales, general and administrative expenses for the year were $200.0 million, up 9% from last year, mainly due to increased investments in new media and programming content, principally related to professional hockey which was unavailable last year and contributed approximately $2.6 million in costs in the current year. In addition, expenses related to the integration of the recently acquired Québec stations are higher than management’s expectations and this combined with lower than anticipated revenue growth has had a negative impact on results for the year.

Segment profit for the year was $68.4 million, 1% lower than the prior year. Segment profit margin for the year was 25%, down from 27% last year. During the year Corus Radio incurred $4.2 million in expenses related to restructuring costs primarily in Western Canada. These costs are reflected in other expense (income), net.

Television
Television revenues for the year were $393.3 million, up 11% over last year. Revenue growth was driven by advertising growth of 13% and subscriber growth of 10% for the year. Subscriber revenues for the year include subscriber fee adjustments of $4.7 million. Excluding these items, subscriber revenue growth for the year was 7%. The strong advertising results were driven by double-digit growth in YTV, CMT, W Network, TELETOON and Telelatino. Specialty advertising growth for the year was 14%, while total revenues from local and other television properties grew by 5% over the prior year. Subscriber revenue growth was driven by Movie Central, which finished the year with 822,000 subscribers, up 10% from 748,000 at August 31, 2005. The Company attributes this increase to successful marketing campaigns surrounding high-profile HBO programming, including Rome and the sixth season of The Sopranos, which launched in March 2006.

Direct cost of sales, general and administrative expenses were $229.1 million for the year, up 7% from the prior year. The increase was primarily due to higher programming costs, as amortization of program rights increased by 10% over the prior year. These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements, and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license. These increased costs were offset by effective cost containment in other general and administrative overhead, which increased by 2% over the prior year, due to higher marketing costs as well as bad debt expense incurred in the current year.

Segment profit for the year of $164.2 million represented a 17% increase over the prior year. Segment profit margin was 42%, up from 40% last year.

Content
Content revenues for the year were $72.1 million, a decrease of 12% from the prior year. During fiscal 2006, Content delivered 107 completed episodes, compared to 111 episodes in the prior year. The decrease in revenues from the prior year was due to the decline in Beyblade revenues towards the end of fiscal 2005. The Beyblade decline is not likely to reverse and merchandising revenues will not return to the levels of the past few fiscal years until new brands come on line. Included in Content’s revenues for the year are intercompany revenues of $7.1 million. These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the year were $66.6 million, down 15% from the prior year. The decrease reflects ongoing diligence in expense control, as well as lower film amortization and third party participation costs that fluctuate in proportion to revenues. In fiscal 2006 Content incurred $6.7 million in expenses related to the restructuring of the Toronto studio and the closure of foreign offices. These costs are reflected in other expense (income), net.

Segment profit for the year was $5.6 million, up from $3.6 million last year. The Content division continues to perform in line with the Company’s expectations.

Corporate
The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions. Corporate overhead in fiscal 2006 was $24.0 million, up from $18.6 million in 2005. Stock-based compensation expenses increased to $11.6 million in fiscal 2006 from $6.8 million last year. This increase reflects the impact of Corus’ higher average share price in fiscal 2006 on expenses related to the Company’s Performance Share Units (“PSUs”), as well as an additional year of expensing stock options. Other general and administrative costs increased to $12.4 million in fiscal 2006 from $11.8 million last year. This increase relates primarily to the increased cost of information technology and costs associated with implementing the requirements of the Sarbanes-Oxley Act and new Canadian securities standards.

Depreciation
Depreciation expense for the year was $21.3 million, a decrease of $2.4 million from last year. This decrease reflects a lower capital cost base, particularly in the Television division, and continues a trend reflecting lower capital expenditures in that division in recent years.

Amortization
Amortization expense for fiscal 2006 was $2.9 million, down from $4.6 million in fiscal 2005. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized, as well as the write-off in the second quarter of deferred financing costs associated with the Senior Subordinated Notes (“Notes”). The write-off of these costs has been recorded as a component of the debt restructuring loss. The remaining deferred start-up costs of $0.4 million will be fully amortized in fiscal 2007, while $5.3 million in deferred financing charges relating to the new bank facility is being amortized over the remaining life of the facility.

Interest on long-term debt
Interest expense for the year was $43.1 million, down from $55.6 million last year. The Company refinanced its debt at the end of January 2006, with the result that the Notes, which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin. Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility. The effective interest rate for fiscal 2006 since the refinancing was 5.2% on bank debt, compared to 9.1%, primarily on the Notes, in the prior year.

Debt refinancing loss
In the second quarter of fiscal 2006, the Company purchased and cancelled U.S.$373.6 million of its Notes. Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the Notes were effectively terminated. In order to fund the purchase of the Notes, the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt refinancing loss of $132.0 million in the second quarter. The components of this loss include mark-to-market payments on the cross-currency agreement terminations, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes, and other fees. The after-tax impact of these transactions was approximately $1.95 per share.

Other expense (income), net
Other expense for the year was $11.7 million, representing a decrease of $17.2 million from income of $5.5 million in the prior year. The current year includes severance-related restructuring charges of $4.2 million incurred in the Radio segment and $6.7 million incurred in the Content segment. The prior year included foreign exchange and derivative gains of $3.3 million and $4.4 million, respectively. The financial instruments which gave rise to these gains were terminated in fiscal 2005 so there is no corresponding impact in fiscal 2006. In addition, the prior year includes a realized contingent consideration gain of $4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of $3.8 million.

Income taxes
Income tax recovery for the year was $36.0 million on income before taxes of $3.2 million. Fiscal 2006 was positively impacted by approximately $37.0 million in long-term future tax rate changes and other items as described in note 15 to the audited consolidated financial statements.

Net income
Net income for the year was $35.5 million, down $35.6 million from $71.1 million last year. Earnings per share for the year were $0.84 basic and $0.82 diluted, compared with basic and diluted earnings per share of $1.66 and $1.65, respectively, in fiscal 2005. The after-tax impact of the debt refinancing transaction in fiscal 2006 was a loss of approximately $1.95 per share.

Fiscal 2005 compared to fiscal 2004
Revenues for fiscal 2005 were $683.1 million, up 2% from $666.8 million in fiscal 2004. Radio and Television experienced increases of 11% and 7%, respectively, while Content was down 27% compared to fiscal 2004.

Direct cost of sales, general and administrative expenses were $487.8 million in fiscal 2005, down 15% from $576.4 million in fiscal 2004. The fiscal 2004 results include a writedown in film investments of $85.0 million. Excluding the writedown, direct cost of sales, general and administrative expenses experienced a 1% decrease.

Segment profit for fiscal 2005 was $195.3 million, up 116% from $90.4 million in fiscal 2004. The Radio division achieved segment profit of $69.0 million, an increase of 15%. The Television division’s segment profit of $140.8 million represented a segment profit growth of 13%. The Content division generated segment profit of $3.6 million, after incurring a loss of $83.7 million in the prior year. Segment profit as a percentage of revenues for fiscal 2005 was 29% compared to 14% in fiscal 2004.

Radio
Radio revenues for fiscal 2005 were $252.7 million, up 11% from fiscal 2004, as Corus stations were well positioned to take advantage of a strong advertising market. This growth was experienced across Canada, and in both local and national advertising. According to the TRAM report for the year ended August 31, 2005, Corus stations generated advertising growth of 11.3%, compared to total market growth of 8.7%.

Direct cost of sales, general and administrative expenses for fiscal 2005 were $183.7 million, up 9% from fiscal 2004, mainly due to higher variable costs such as commissions and copyright fees, as well as higher on-air talent compensation costs and Québec integration costs.

Segment profit for fiscal 2005 was $69.0 million, 15% higher than fiscal 2004. Segment profit margin for fiscal 2005 was 27%, up from 26% in fiscal 2004. Segment profit for fiscal 2005 includes the $2.6 million negative impact of the tariff rates imposed by the Copyright Board for 2005. The retroactive portion for fiscal years 2003 and 2004 of $3.8 million was reflected in other expense (income), net.

Television
Television revenues for fiscal 2005 were $354.2 million, up 7% over fiscal 2004. Advertising and subscriber revenues increased in fiscal 2005 by 9% and 5%, respectively, with Movie Central, Corus’ western-based pay television service, finishing the year with 748,000 subscribers, up 6% from 707,000 at August 31, 2004. Specialty advertising revenues grew 13% over fiscal 2004.

Direct cost of sales, general and administrative expenses for fiscal 2005 were $213.4 million, up 3% from fiscal 2004. The increase was primarily due to higher cost of sales and higher variable costs associated with higher revenues. Amortization of program and film rights, included in cost of sales, increased as a result of a higher proportion of blockbuster movies acquired at Movie Central. These increased costs were offset by effective cost containment in general and administrative overhead.

Segment profit for fiscal 2005 was $140.8 million, up 13% from fiscal 2004. Segment profit margin was 40%, up from 38% in fiscal 2004.

Content
Content revenues for fiscal 2005 were $82.3 million, a decrease of 27% from fiscal 2004. Revenues were down for the year primarily due to the decline in Beyblade revenue in both broadcast sales and licensing. Included in Content’s revenues for fiscal 2005 was $6.1 million in intercompany revenues, unchanged from fiscal 2004. These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for fiscal 2005 were $78.8 million, down 60% from fiscal 2004. In the third quarter of fiscal 2004, the Content division recorded an $85.0 million writedown of its film investments. Excluding the writedown, direct cost of sales, general and administrative expenses were down 29%, reflecting lower cost of sales associated with lower revenues.

Segment profit for fiscal 2005 was $3.6 million, up from a loss of $83.7 million in fiscal 2004. The Content division continued to perform in line with the Company’s expectations.

Corporate
The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions. Corporate overhead in fiscal 2005 was $18.6 million, up from $11.0 million in fiscal 2004. Stock-based compensation expenses increased to $6.8 million in fiscal 2005 from $3.0 million in fiscal 2004. This increase reflected the impact of Corus’ higher average share price in fiscal 2005 on expenses related to the Company’s PSUs, as well as an additional year of expensing stock options. Other general and administrative costs increased to $11.8 million in fiscal 2005 from $8.0 million in fiscal 2004. This increase related primarily to the increased cost of information technology and implementation costs associated with implementing the requirements of the Sarbanes-Oxley Act.

Depreciation
Depreciation expense for fiscal 2005 was $23.7 million, a decrease of $2.0 million from $25.7 million in fiscal 2004. This change reflected a lower capital cost base due to reduced capital expenditures and existing assets becoming fully amortized.

Amortization
Amortization expense for fiscal 2005 was $4.6 million, down from $7.3 million in fiscal 2004. The decrease was a result of certain deferred pre-operating costs and radio reformatting costs becoming fully amortized.

Interest on long-term debt
Interest expense for fiscal 2005 was $55.6 million, up from $55.3 million in fiscal 2004 primarily due to lower savings generated by a fixed-to-floating interest rate swap in fiscal 2005 compared to fiscal 2004. The effective interest rate for fiscal 2005 was 9.1% compared to 8.6% in fiscal 2004. This increase reflected a higher ratio of fixed debt in fiscal 2005 as the Company repaid its floating rate bank loans in the first quarter of that year.

Other income, net
Other income for fiscal 2005 was $5.5 million, compared to $4.9 million in fiscal 2004. Fiscal 2005 included net derivative transaction gains of $4.4 million, foreign exchange gains of $3.3 million, realized contingent consideration gains of $4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of $3.8 million, while fiscal 2004 included net derivative transaction gains of $1.0 million and foreign exchange gains of $2.2 million.

Income taxes
The effective tax rate for fiscal 2005 was 36.6%, compared to the statutory rate of 35.4%. This difference reflected the geographical allocation of the Company’s taxable income and the non-deductibility of stock-based compensation.

Net income (loss)
Net income for fiscal 2005 was $71.1 million, up from a loss of $23.1 million in fiscal 2004. Earnings per share for fiscal 2005 were $1.66 basic and $1.65 diluted, compared with a loss per share of $0.54 basic and diluted in fiscal 2004.

Quarterly consolidated financial information (unaudited)
The following tables set forth certain unaudited data from the consolidated statements of income (loss) and retained earnings (deficit) for each of the eight most recent quarters ended August 31, 2006. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this report.
				Earnings (loss) per share
(thousands of Canadian dollars
except per share amounts)	Revenues	Segment profit [1]	Net income (loss)	Basic	Diluted
2006
4th quarter	184,979	44,515	46,642	$1.11	$1.09
3rd quarter	181,562	57,702	23,154	0.55	0.54
2nd quarter	164,388	42,151	(65,732)	(1.54)	(1.54)
1st quarter	195,341	69,751	31,407	0.73	0.72
2005
4th quarter	175,279	42,571	9,662	$0.23	$0.22
3rd quarter	171,890	52,351	19,430	0.45	0.45
2nd quarter	155,300	38,024	12,945	0.30	0.30
1st quarter	180,600	62,365	29,077	0.68	0.68

1As defined in “Key performance indicators - Segment profit and segment profit margin.”

Seasonal fluctuations
Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. The broadcasting businesses (Radio and Television) and the Content business each have unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. Cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

Significant items causing variations in quarterly results

> Net income in the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.

> The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company’s Notes, as well as the termination of the cross-currency agreements associated with the Notes. The after-tax impact of these transactions was approximately $82.6 million or $1.95 per share.

Fourth quarter
Revenues for the fourth quarter were $185.0 million, an increase of 6% over $175.3 million last year. Radio revenues for the fourth quarter were $66.3 million, up 2% from the corresponding period last year. Revenue growth for the quarter was experienced in Western Canada and Ontario, with Vancouver and Calgary contributing above market average growth in the quarter, as indicated by the TRAM report for the three months ended August 31, 2006. Local airtime sales for the fourth quarter decreased over the prior year by 4%, while national airtime sales increased by 11% in the quarter. Television revenues for the fourth quarter were $94.7 million, up 13% over the corresponding period last year. Revenue growth for the quarter was driven by advertising growth of 18% and subscriber growth of 12%. Subscriber revenues for the quarter include subscriber fee adjustments of $2.3 million. Excluding these items, subscriber revenue growth for the quarter was 7%. The strong advertising results were driven by double-digit growth in YTV, CMT, W Network, TELETOON and Telelatino. In total, specialty advertising revenues grew 20% over the prior year’s quarter. Content revenues for the fourth quarter were $26.8 million, a decrease of 4% from the prior year. During the quarter, Content delivered 47 episodes, compared to 12 episodes in the prior year.

Direct cost of sales, general and administrative expenses for the fourth quarter were $140.5 million, up 6% from $132.7 million in the prior year. Radio expenses of $50.4 million were up 2% from the prior year. Television expenses were $60.5 million for the fourth quarter, up 15% from the prior year, primarily due to higher programming costs. Content expenses for the quarter were $24.1 million, down by 8% from the prior year, due to lower revenues. Corporate overhead for the fourth quarter increased to $7.9 million from $6.0 million in the prior year, reflecting higher expenses for stock-based compensation.

Depreciation expense for the fourth quarter was $5.6 million, a decrease of $0.3 million from last year. This decrease reflects a lower capital cost base. Amortization expense for the fourth quarter was $0.6 million, down from $1.1 million last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized. Interest expense for the fourth quarter was $8.5 million, down from $14.3 million last year. The effective interest rate for the fourth quarter was 5.3% on bank debt, compared to 9.4%, primarily on the Notes, in the prior year. Other expense for the fourth quarter was $8.3 million, compared to $5.3 million in the prior year. The current year’s quarter includes $6.7 million in restructuring charges incurred in the Content segment, while the prior year’s quarter includes a realized contingent consideration gain of $4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of $3.8 million. Income tax recovery for the fourth quarter was $25.9 million on income before taxes of $21.6 million. The fourth quarter was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items. Excluding these items, the effective tax rate for the fourth quarter was 51.4%, compared with the Company’s 35.2% statutory rate. This difference is due to the impact of the fourth quarter long-term future tax rate change on the tax benefit recognized on the debt restructuring recorded in the second quarter.

Net income for the fourth quarter was $46.6 million, compared to $9.7 million last year. Earnings per share for the fourth quarter were $1.11 basic and $1.09 diluted, compared with $0.23 basic and $0.22 diluted last year.

Key performance indicators
The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. With the exception of revenues, direct cost of sales, general and administrative expenses and segment profit, the following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Revenue
Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance indicator defined below, is determined; therefore, it measures the potential to deliver free cash flow as well as indicates the level of growth in a competitive marketplace.

The primary sources of revenues for the Company are outlined in the “Overview” section on page 1.

Corus is well diversified by revenue source with revenue streams for the year ended August 31, 2006, derived primarily from three areas: advertising (58%), subscriber fees (28%) and license fees (5%) (2005 - 58%, 27% and 9%, respectively).

Direct cost of sales, general and administrative expenses
Consolidated direct cost of sales, general and administrative expenses include amortization of program and film rights (costs of programming intended for broadcast, from which advertising and subscriber fee revenues are derived), amortization of film investments (costs associated with internally produced and acquired television and film programming, from which distribution and licensing revenues are derived), employee remuneration, regulatory license fees, cost of goods sold relating to publishing, marketing (research and advertising costs), selling, general administration and overhead costs. Cost of goods sold relating to publishing includes the material cost of the product, printing, freight, customs and duties and royalties to authors and illustrators based upon sales and is included in direct cost of sales, general and administrative expenses. Approximately 36% and 29% of consolidated direct cost of sales, general and administrative expenses in fiscal 2006 (2005 - 36% and 30%, respectively) were composed of employee remuneration and programming and film costs, respectively.

Segment profit and segment profit margin
Segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income (loss) and retained earnings (deficit). The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before (i) interest on long-term debt; (ii) non-cash expenses such as depreciation and amortization; and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segment’s performance, such as debt refinancing loss and other expense (income), net. Segment profit is also one of the measures used by the investing community to value the Company and is included in note 16 to the consolidated financial statements. Segment profit margin is calculated by dividing segment profit by revenues.

Free cash flow
Free cash flow is calculated as cash provided by operating activities less cash used in investing activities as reported in the consolidated statements of cash flows. Free cash flow measures the Company’s ability to repay debt, finance the business and pay dividends.

(thousands of Canadian dollars)	2006	2005	2004
Cash provided by (used in):
Operating activities	111,018	102,416	84,912
Investing activities	(17,249)	(21,623)	(32,425)
FREE CASH FLOW	93,769	80,793	52,487

Net debt and adjusted net debt
Net debt is calculated as long-term debt less cash and cash equivalents as reported in the consolidated balance sheets. Adjusted net debt is calculated as net debt adjusted for the unrealized cumulative foreign exchange gains on the Company’s Notes. Adjusted net debt is an important measure as it reflects the principal amount of debt owing by the Company as at a particular date.

(thousands of Canadian dollars)	2006	2005
Long-term debt	596,362	445,162
Cash and cash equivalents	(43,636)	(138,086)
Net debt	552,726	307,076
Unrealized cumulative foreign exchange gains	-	158,838
ADJUSTED NET DEBT	552,726	465,914

Adjusted net debt to adjusted segment profit
Adjusted net debt to adjusted segment profit is calculated as adjusted net debt divided by adjusted segment profit. Adjusted segment profit is calculated as segment profit adjusted for items not considered being in the ordinary course of business. It is one of the key metrics used by the investing community to measure the Company’s ability to repay debt through ongoing operations.

(thousands of Canadian dollars except ratios)	2006	2005	2004
Adjusted net debt (numerator)	552,726	465,914	545,533
Adjusted segment profit
Segment profit	214,119	195,311	90,398
Writedown of investment in film	-	-	85,000
Adjusted segment profit (denominator)	214,119	195,311	175,398
ADJUSTED NET DEBT TO ADJUSTED SEGMENT PROFIT	2.6	2.4	3.1

Risks and uncertainties

Impact of regulation on Corus’ results of operations
Radio and Television
Corus’ Radio and Television business activities are regulated by the CRTC under the Broadcasting Act and, accordingly, Corus’ results of operations may be adversely affected by changes in regulations, policies and decisions by the CRTC. The CRTC, among other things, issues licenses to operate radio and television stations and regulates the rates Corus may charge for its specialty television services if such services are distributed as part of the basic service by a cable distributor. In fiscal 2006, the CRTC granted a pay television license to an entity allowing it to compete with our premium television services. Corus’ radio stations must also meet technical operating requirements under the Radiocommunications Act and regulations promulgated under the Broadcasting Act. Changes in the regulation of Corus’ business activities, including decisions by the CRTC affecting Corus’ operations (such as the granting or renewal of licenses, decisions as to the subscriber fees Corus may charge its customers, or the granting of additional distribution, broadcasting or programming licenses to competitors in Corus’ markets) or changes in interpretations of existing regulations by courts or the CRTC, could materially adversely affect Corus’ business and results of operations.

In addition, in order to maintain eligibility under the Broadcasting Act and the Radiocommunications Act, there are limitations on the ownership by non-Canadians of Corus Class A Voting Shares. Under certain circumstances, Corus’ Board of Directors may refuse to issue or register the transfer of Corus Class A Voting Shares to any person that is a non-Canadian or may sell the Corus Class A Voting Shares of a non-Canadian as if they were the owner of such Corus Class A Voting Shares.

Corus’ radio, conventional television, specialty television, pay television, and digital audio undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies that represent the copyright owners in such music component. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other obligations and purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses.

Content
Corus licenses a significant portion of its programming to Canadian conventional television stations, specialty and premium television networks, which are required by the CRTC to devote a certain portion of their programming schedules to Canadian productions. In addition to these scheduling requirements, the CRTC generally requires Canadian specialty services to devote a certain amount of their revenues to certified Canadian programming. There can be no assurance that such policies will not be eliminated or scaled back, thereby reducing the advantages that they currently provide to Corus as a supplier of such programs. Also, there can be no assurance that Corus programming will continue to qualify as certified Canadian programming. If Corus’ programming fails to so qualify, Canadian broadcasters would not be able to use the programs to meet their Canadian programming obligations and, as a result, license fees paid to Corus by Canadian broadcasters would not reflect the current premium paid for certified Canadian programs and Corus would not qualify for certain Canadian tax credits and industry incentives. Canadian Heritage, the Canadian ministry that oversees the tax credits, has conducted a review of the definition of Canadian content, as it applies to film and television production, but no formal changes to the definition have been announced.

Competition
Corus encounters aggressive competition in all areas of its business. Corus’ failure to compete in these areas could materially adversely affect Corus’ results of operations.

The television production industry, specialty and pay television channel broadcasting and radio broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of radio stations, television programs or specialty television channels as revenue derived depends on audience acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond Corus’ control. The lack of audience acceptance for Corus’ radio stations, television programs, specialty and pay television channels would have an adverse impact on Corus’ businesses, results of operations, prospects and financial condition.

Radio
The financial success of each of Corus’ radio stations is dependent principally upon its share of the overall advertising revenue within its geographic market, its promotional and other expenses incurred to obtain the revenue and the economic strength of its geographic market. Corus’ radio advertising revenues are, in turn, highly dependent upon audience share. Other stations may change programming formats to compete directly with Corus’ stations for listeners and advertisers or launch aggressive promotional campaigns in support of already existing competitive formats. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, ratings at Corus’ affected stations could be negatively impacted, resulting in lower net revenues.

Radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly, and free-distribution newspapers, other print media, direct mail, and online computer services for radio advertising. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa. Accordingly, there can be no assurance that any of Corus’ radio stations will be able to maintain or increase their current audience share and advertising revenue share.

Television
The financial success of Corus’ specialty television business depends on obtaining revenue from advertising as well as from subscription fees. Numerous broadcast and specialty television networks compete with Corus for advertising revenue, and a failure by Corus to obtain its necessary share of such revenue could materially adversely affect Corus’ results of operations. Corus’ services also compete with a number of foreign programming services which have been authorized for distribution in Canada by the CRTC. Moreover, increasingly Corus’ specialty, pay and conventional television services are competing with alternative forms of entertainment that are not regulated by the CRTC, such as the Internet and video and DVD rentals. In addition, competition among specialty television services in Canada is highly dependent upon the offering of prices, marketing and advertising support and other incentives to cable operators and other distributors for carriage so as to favourably position and package the services to subscribers. As well, the CRTC has licensed a number of specialty services for digital distribution, which increases competition. Any failure by Corus to compete effectively in the area of specialty television services could materially adversely affect Corus’ results of operations.

Corus’ pay television services are exclusive providers of premium movies and series, as well as classical movie offerings to western Canadian subscribers. These services compete with pay-per-view movie offerings as well as video-on-demand offerings.

Content
The production and distribution of children’s television, books and other media content is very competitive. There are numerous suppliers of media content, including vertically integrated major motion picture studios, television networks, independent television production companies and children’s book publishers around the world. Many of these competitors are significantly larger than Corus and have substantially greater resources, including easier access to capital. Corus competes with other television and motion picture production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production.

Further, vertical integration of the television broadcast industry and the creation and expansion of new networks, which create a substantial portion of their own programming, have decreased the number of available time slots for programs produced by third party production companies. There can be no assurances that Corus will be able to compete successfully in the future or that Corus will continue to produce or acquire rights to additional successful programming or enter into agreements for the financing, production, distribution or licensing of programming on terms favourable to Corus. There continues to be intense competition for the most attractive time slots offered by those services. There can be no assurances that Corus will be able to increase or maintain penetration of broadcast schedules.

Risks associated with production of film and television programs and websites
Each production is an individual artistic work and its commercial success is determined primarily by audience acceptance, which cannot be accurately predicted. The success of a program is also dependent on the type and extent of promotion and marketing activities, the quality and acceptance of other competing programs, general economic conditions and other factors, all of which can change rapidly and many of which are beyond Corus’ control.

Production of film and television programs require a significant amount of capital. Factors such as labour disputes, technology changes or other disruptions affecting aspects of production may affect Corus or its co-production partners and cause cost overruns and delay or hamper completion of a production.

Financial risks exist in productions relating to tax credits and co-production treaties. The aggregate amount of government tax credits a project may receive can constitute a material portion of a production budget and typically can be as much as 30% of total budgeted costs. There is no assurance that government tax credits and industry funding assistance programs will continue to be available at current levels or that Corus’ production projects will continue to qualify for them. As well, the majority of Corus’ productions are co-productions involving international treaties that allow Corus to access foreign financing and reduce production risk as well as qualify for Canadian government tax credits. If an existing treaty between Canada and the government of one of the current co-production partners were to be abandoned, one or more co-productions currently underway may also need to be abandoned. Losing the ability to rely on co-productions would have a significant adverse effect on Corus’ production capabilities and production financing.

Results of operations for the production and distribution business for any period are dependent on the number, timing and commercial success of television programs and feature films delivered or made available to various media, none of which can be predicted with certainty. Consequently, current revenue from production and distribution may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Library revenue from production and distribution can vary substantially from year to year, both by geographic territory and by year of production. The timing of Content’s ability to sell library product in certain territories will depend on the market outlook in the particular territory and the availability of product by territory, which depends on the extent and term of any prior sale in that territory.

The production of websites related to Corus’ Television, Radio, and Content brands generates hundreds of pages of content each day. This content is in many forms including text, graphics, databases, photographs, audio files, radio files, and interactive content such as online games and third party posts of content and links. Corus takes rigorous steps to ensure that procedures are in place to clear rights and to vet third party content. There remains a risk, however, that some potentially defamatory or infringing content can be posted on a Corus website. Corus carries insurance coverage against this risk but there remains a limited risk of liability to third party claims.

Intellectual property rights
Corus’ trademarks, copyrights and other proprietary rights are important to the Company’s competitive position. In particular, the Content group must be able to protect its trademarks, copyrights and other proprietary rights in order to competitively produce, distribute and license its television programs and published materials, and market its merchandise. Accordingly, Corus devotes the Company’s resources to the establishment and protection of trademarks, copyrights and other proprietary rights on a worldwide basis. However, from time to time, various third parties contest or infringe upon the Company’s intellectual property rights. The Company reviews these matters to determine what, if any, actions may be required or should be taken, including legal action or negotiated settlement. There can be no assurance that the Company’s actions to establish and protect trademarks, copyrights and other proprietary rights will be adequate to prevent imitation or unauthorized reproduction of the Company’s products by others or prevent third parties from seeking to block sales, licensing or reproduction of these products as a violation of their trademarks, copyrights and proprietary rights.

Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company’s trademarks, copyrights and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

Technological developments
New or alternative media technologies and business models, such as digital radio services, satellite radio, direct-to-home satellite, wireless and wired cable television, Internet programming and video programming, and online publications have recently begun to compete, or may in the future compete, for programming, audiences and advertising revenues. These technologies and business models may increase audience fragmentation, reduce the Company’s ratings or have an adverse effect on advertising revenues from local and national audiences. These or other technologies and business models may have a material adverse effect on Corus’ business, results of operations or financial condition.

Interest rate and foreign exchange risk
The Company manages its exposure to floating interest rates through the use of interest rate agreements or “swaps.” All such agreements are used for risk management purposes only. In order to minimize the risk of counterparty default under its swap agreements, Corus assesses the creditworthiness of its swap counterparties. Currently 100% of the Company’s total swap portfolio is held by financial institutions with Standard & Poor’s ratings (or the equivalent) ranging from A to AA-.

Corus has the following financial exposures to risk in its day-to-day operations:

Interest rates
The Company utilizes long-term financing extensively in its capital structure, which includes banking facilities, and U.S. dollar denominated Notes as more fully described in note 12 to the consolidated financial statements.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR. The Company has entered into Canadian interest rate swap agreements to fix the interest rate of a portion of the facility.

As at August 31, 2006, 67% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Foreign exchange
A significant portion of revenues and expenses for the Content business is in currencies other than Canadian dollars and, therefore, is subject to fluctuations in exchange rates. Approximately 7% of Corus’ total revenues were in foreign currencies, the majority of which was U.S. dollars.

Contingencies
The Company and its subsidiaries are involved in litigation arising in the ordinary course and conduct of its business. The Company recognizes liabilities for contingencies when a loss is probable and capable of being estimated. As at August 31, 2006, there were no actions, suits or proceedings pending or against the Company or its subsidiaries which would, in management’s estimation, likely be determined in such a manner as to have a material adverse effect on the business of the Company.

Financial position
Total assets at August 31, 2006, were $1.84 billion compared to $1.93 billion at August 31, 2005. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2005.

Current assets decreased by $91.4 million. Cash and cash equivalents decreased by $94.5 million. This decrease is the result of financing activities related to the purchase of the Notes and the termination of the associated cross-currency agreements as well as the purchase of the Company’s shares through the Normal Course Issuer Bid. Accounts receivable decreased by $12.4 million. This decrease is primarily in the Content division, from receipts related to significant revenues recorded at the end of fiscal 2005.

Non-current assets increased by $5.3 million. Investments and other assets decreased by $7.2 million, as the Company divested itself of an interest in a privately owned Canadian media company. Property, plant and equipment increased by $2.4 million as capital expenditures of $23.6 million were offset by depreciation of $21.3 million. The property, plant and equipment balance had declined through the first three quarters of fiscal 2006, as the significant investments from fiscal 2001 and 2002 were depreciated; however, capital expenditures in the fourth quarter were higher than in the first three quarters as the Company invests in consolidating its Montréal radio facilities. Program and film rights (current and non-current) increased by $35.7 million, as accruals for acquired rights of $159.3 million were offset by amortization of $124.3 million. Program rights increased due to the renewal of multi-year output arrangements, summer license term start dates for some of the key fall launch programming, and increases in condition of license requirements due to revenue growth. Film investments increased by $2.4 million as net film spending of $44.4 million was offset by film amortization and accruals for tax credits. Deferred charges decreased by $9.9 million due to amortization and the write-off of deferred financing charges as a result of the refinancing transactions in the second quarter. This was offset by the addition of new deferred financing charges related to the new bank facility. Broadcast licenses decreased by $3.8 million and goodwill decreased by $4.1 million as a result of the sale of two radio stations in the first quarter.

Current liabilities increased by $5.7 million. Accounts payable and accrued liabilities increased by $4.1 million and income taxes payable increased by $1.5 million. Accounts payable and accrued liabilities related to working capital decreased by $25.8 million, due to the change in timing of the payment of interest on long-term debt, while non-working capital accruals for program rights and film investments increased by $20.9 million, as the Company grows its program rights assets. In addition, the Company accrued $9.0 million for dividends to be paid in the first quarter of fiscal 2007.

Non-current liabilities decreased by $79.1 million. Long-term debt increased by $151.2 million, resulting from the refinancing transaction in the second quarter. The Company paid $436.0 million to purchase its Notes, and has drawn down $595.8 million on its new bank facility. This bank facility combined with an existing cash balance was used to finance the purchase of the Notes and terminate the associated cross-currency agreements. Deferred credits decreased by $167.1 million as a result of the termination of the cross-currency agreements associated with the Notes and the payment of public benefit liabilities. Net future tax liability (including current future tax asset) decreased by $75.3 million primarily as a result of the tax impact of the refinancing transaction in the second quarter, changes in long-term rates, and other items in the fourth quarter.

Share capital decreased by $15.3 million as a result of the repurchase and cancellation of shares with a book value of $21.7 million under the Company’s recently implemented issuer bid. This was offset by the receipt of $6.0 million on the exercise of employee stock options, in response to a recent increase in the Company’s share price. Contributed surplus increased by $3.3 million as a result of expensing stock options for the year. Cumulative translation adjustment increased by $1.5 million due to the effect of the strengthening Canadian dollar on the translation of the net assets of self-sustaining foreign operations.

Liquidity and capital resources
Cash flows
Overall, the Company’s cash and cash equivalents position has decreased by $94.5 million in fiscal 2006, compared to an increase of $42.9 million in the prior year. This is due to the refinancing of the Company’s debt in the second quarter and the repurchase of shares through a Normal Course Issuer Bid. Free cash flow for the year was $93.8 million compared to $80.8 million in the prior year.

Cash provided by operating activities in fiscal 2006 is $111.0 million, compared to $102.4 million last year. This increase is primarily due to cash provided by an $18.8 million increase in segment profit; an increase of $19.1 million in non-cash add-backs for stock-based compensation and amortization of program and film rights; and a $5.0 million decrease in net additions to film assets, offset by an increased investment in non-cash working capital of $12.1 million and higher payments for program rights of $12.4 million.

Cash used in investing activities in fiscal 2006 is $17.2 million, compared to $21.6 million last year. The current year includes $10.6 million in proceeds from the sale of certain radio and other assets, and $5.4 million from the disposal of investments, while capital expenditures are ahead of the prior year. The increased capital expenditures relate to the consolidation of the Montréal radio facilities.

Cash used in financing activities in fiscal 2006 is $188.2 million, compared to $37.9 million last year. In the second quarter of fiscal 2006, the Company purchased and cancelled its Notes, terminated the cross-currency agreement associated with the Notes, and amended its credit facility. The Company financed this transaction through a drawdown of the amended credit facility. In fiscal 2006, 1,034,700 shares were purchased through a Normal Course Issuer Bid for cash consideration of $36.8 million.

Liquidity
As at August 31, 2006, the Company has available $200.0 million under a revolving term credit facility that matures on January 24, 2011. Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

These borrowings combined with cash generated from operations have been the primary funding sources for operations over the last several years. The nature of the Company’s business is such that significant expenditures are required to acquire program rights for the Television business and to produce and acquire film assets for the Content business. For the past three years, these expenditures have been financed from cash generated from operations. The Company has no significant commitments related to the acquisition of property, plant and equipment. Over the past three fiscal years, the Company has reduced its investment in non-cash working capital.

As at August 31, 2006, the Company has a cash balance of $43.6 million, and a working capital balance of $88.3 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for fiscal 2007.

Net debt and adjusted net debt
As at August 31, 2006, net debt was $552.7 million, up from $307.1 million at August 31, 2005. Adjusted net debt at August 31, 2006, was $552.7 million, up from $465.9 million at August 31, 2005. This increase in net debt is a result of the cash flows incurred to buy back the Notes and terminate the associated cross-currency agreements. Adjusted net debt to segment profit at August 31, 2006, was 2.6 times, up from 2.4 times at August 31, 2005. This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments
The Company has guarantees and general indemnification commitments to counterparties. Historically, the Company has not made any significant payments with respect to these guarantees and indemnification provisions, and management believes that the risk of loss is low.

The Company uses derivative financial instruments to manage risks from fluctuations in interest rates. These instruments include interest rate swap agreements. All such instruments are only used for risk management purposes. The net receipts or payments arising from financial instruments relating to the management of interest rate risks are recognized in interest expense over the term of the instrument. The carrying value of derivative financial instruments that do not qualify for hedge accounting is adjusted to reflect their current market value.

During fiscal 2006, the Company entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans. The estimated fair value of these agreements at August 31, 2006, is $2.0 million. No asset has been included in the consolidated balance sheet.

As at August 31, 2005, the consolidated balance sheet included a liability of $158.8 million related to a cross-currency agreement. Corus terminated this agreement in the second quarter of fiscal 2006 as part of the refinancing of its debt. The fair value of the liability at the date of its termination was included in the debt refinancing loss recorded in the second quarter of fiscal 2006.

Contractual commitments
Corus has the following contractual obligations:

		Less than	One to	Four to	After
(thousands of Canadian dollars)	Total	one year	three years	five years	five years
Long-term debt	600,601	-	-	600,000	601
Operating leases	98,872	21,701	33,229	19,877	24,065
Film and program rights purchase commitments	154,198	67,303	73,592	13,303	-
Other long-term obligations	18,514	2,868	5,304	5,026	5,316

Transactions with related parties
The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, and have normal trade terms.

During the year, the Company received cable service subscriber, programming and advertising fees of $92.8 million (2005 - $94.6 million), production and distribution revenue of $2.9 million (2005 - $2.5 million) and administrative and other fees of $6.0 million (2005 - $6.6 million) from related parties. In addition, the Company paid cable and satellite system distribution access fees of $4.4 million (2005 - $4.8 million) and administrative and other fees of $2.1 million (2005 - $2.0 million) to related parties. As at August 31, 2006, the Company had $17.4 million (2005 - $20.1 million) receivable from related parties.

The Company provided related parties with radio and television spots in return for television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

In fiscal 2005, Corus acquired a cable advertising business for $0.9 million in cash from Shaw, a company subject to common voting control.

Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares and relocation housing loans. The loans granted by the Company do not bear interest. The aggregate amount of such indebtedness as of August 31, 2006, was $6.1 million.

Outstanding share data
As at October 31, 2006, 1,722,929 Class A Voting Shares and 40,343,577 Class B Non-Voting Shares were issued and outstanding. Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

Impact of new accounting pronouncements adopted in 2006
Non-monetary transactions
In fiscal 2006 the Company prospectively adopted the recommendations included in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3831, “Non-monetary Transactions,” which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The adoption of these recommendations had no impact on the Company’s consolidated financial statements.

Recent accounting pronouncements
Financial instruments, comprehensive income and hedges
In April 2005, the CICA issued Handbook Section 1530, “Comprehensive Income,” Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” and Handbook Section 3865, “Hedges.” Section 3855 expands on CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how instrument gains and losses are to be presented. Section 3865 is optional. It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530 introduced a new requirement to present temporarily certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Company beginning September 1, 2007. The Company is currently evaluating the impact of these standards on its consolidated financial position and results of operations.

Critical accounting estimates
The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s financial statements include future revenue projections for investment in film and television programs, provisions for doubtful accounts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investment in film and television programs; property, plant and equipment; long-term investments; current and future income taxes; broadcast licenses and goodwill. Actual results could differ from those estimates. The policies described below are considered to be critical accounting estimates, as they require significant estimation or judgment.

Film investments
The Company accounts for its production and distribution of film and television programs in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SOP 00-2”). SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual-film-forecast-computation method. Under this method, capitalized costs for an individual film or television program are amortized in the proportion that current period actual revenues bear to management’s estimates of the total revenue expected to be received from such film or television program over a period not to exceed ten years from the date of delivery. As a result, if revenue estimates change with respect to a film or television program, the Company may be required to write down all or a portion of the unamortized costs of such film or television program, therefore impacting direct cost of sales, general and administrative expenses, and profitability.

The fiscal 2004 results include a writedown of $85.0 million resulting from lower estimates of future revenue projections. No assurance can be given that unfavourable changes to revenue estimates will not continue to occur, which may again result in significant writedowns affecting Corus’ results of operations and financial condition.

Broadcast licenses and goodwill
The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license. No assurance can be given that the Company will be able to renew its licenses, or that substantial cost or material modification of the existing terms and conditions will not be incurred.

Broadcast licenses and goodwill are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they are impaired. The Company has selected August 31 as the date it performs its annual impairment test. The key assumptions used in the test include forecasted segment profit and industry multiples. The fair value of the Company’s intangible assets is exposed to future adverse changes if the Company experiences declines in operating results, significant negative industry or economic trends, or if future performance is below historical trends.

Income taxes
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Certain assumptions are required in order to determine the provision for income taxes, including filing positions on certain items and the realization of future tax assets. In fiscal 2006, the Company recorded $11.8 million in income tax recoveries related to the impact of income tax rate reductions on the measurement of future tax liabilities.

The Company is audited regularly by federal and provincial authorities in the areas of income taxes and the remittance of sales taxes. These audits consider the timing and amount of deductions and compliance with federal and provincial laws. To the extent that the Company’s filing positions are challenged, the Company’s effective tax rate in a given financial statement period could be materially affected.

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit. No assurance can be given that future earnings will be sufficient to realize the future benefit. In fiscal 2006 the Company recorded an income tax recovery of $25.2 million relating to future tax liabilities that were deemed in that period to be no longer required as the result of various tax planning strategies.

Investments
The Company’s consolidated balance sheets contain balances related to investments carried at historical cost. In certain cases, quoted market value has been lower than cost for several years. In each case, management believes that persuasive evidence exists to indicate that the financial condition and near-term prospects of the issuer are not impaired and that the Company has the intent and ability to retain its investment in the issuer until anticipated recovery in market value occurs. Therefore, management believes that the declines in market value are not other-than-temporary, and no writedown is required. No assurance can be given that a recovery will occur, and the prospect of a writedown sometime in the future remains present. As at October 31, 2006, the market value of investments held at cost exceeded their carrying amount by $0.3 million (2005 - carrying amount exceeded market value by $2.7 million).

Production tax credits
The Company’s consolidated balance sheets contain balances related to production tax credits received or receivable from federal and provincial government agencies. Tax credits are claimed based on the expectation of meeting eligibility requirements and amounts may be subject to estimation and interpretation. Claims are subject to audit by federal and provincial authorities, and no assurances can be given that amounts received or receivable will not be disallowed. Such a disallowance may have an impact on the net unamortized cost of completed film, and result in higher film amortization expense.

Controls and procedures
As required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, Corus’ Chief Executive Officer and Chief Financial Officer have made certain certifications related to the information in Corus’ annual filings (as defined in Multilateral Instrument 52-109) with the provincial securities legislation.

As Corus is a foreign private issuer listed on the New York Stock Exchange, similar certifications by Corus’ Chief Executive Officer and Chief Financial Officer are required by Section 302(a) of the Sarbanes-Oxley Act of 2002 related to information in Corus’ annual report on Form 40-F.

Evaluation of disclosure controls and procedures
As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused such disclosure controls and procedures to be designed under their supervision) to ensure that material information with respect to Corus, including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of Corus’ disclosure controls and procedures as of the end of the period covered by these annual filings. Disclosure controls and procedures ensure that information required to be disclosed by Corus in the reports that it files or submits to the provincial securities legislation is recorded, processed, summarized and reported, within the time periods required. Corus has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), have concluded that, as at August 31, 2006, the Company’s disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting
As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused such internal control over financial reporting to be designed under their supervision). In addition, Corus’ management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corus’ assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

The Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at August 31, 2006, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Corus’ management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, as at August 31, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under this framework, management concluded that the Company’s internal control over financial reporting was effective as of that date.

Attestation report of the registered public accounting firm
Ernst & Young LLP, an independent registered public accounting firm, who has audited, and reported on, Corus Entertainment’s consolidated financial statements for the year ended August 31, 2006, as included in this annual report, has also issued a report, under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States), on management’s assessment of internal control over financial reporting as at August 31, 2006.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during fiscal 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.